November 6, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	U.S. Plastic Lumber Corp. Registration Statements on Form S-3 File No. 333-64686 CIK No. 0001014851

Ladies and Gentlemen:

     In accordance with Rules 477 and 478 (c) under the Securities Act of 1933, as amended, U.S. Plastic Lumber Corp. hereby makes application to withdraw the above-referenced Registration Statements. The Registration Statements are being withdrawn in response to the request of the SEC staff. No securities were sold in connection with the offering to which the Registration Statement related.

Very truly yours,

/s/ Bruce C. Rosetto Bruce C. Rosetto Vice President and General Counsel

Cc:	Jane Storero, Esq. Daniel Horwood, SEC Staff